mesoblast
the adult stem cell company

15 March 2007

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
WASHINGTON DC 20549
USA
Mailstop: Room 3628

Dear Sirs

Re: Submission by Mesoblast Limited under Rule 12g3-2(b) - SEC File Number 82-34929

We enclose copies of all documents lodged with the Australian Securities Commission on behalf of Mesoblast Limited for filing with the US Securities & Exchange Commission.

These lodgements date from 1 February 2007 to the present date 15 March 2007.

Yours sincerely

Kevin Hollingsworth
Company Secretary

dw 4/5

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Mesoblast Limited

ABN

68 109 431 870

Quarter ended ("current quarter")

31 December 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date $A'000
1.1	Receipts from customers		
	Government grant received		
	R & D Tax Offset		
1.2	Payments for (a) staff costs		
	(b) advertising and marketing		
	(c) research and development		
	(d) leased assets		
	(e) other working capital		
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	272	490
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other (provide details if material)		
	Commercialisation costs	(2,197)	(4,609)
	General Administration	(802)	(1,366)
	Net operating cash flows	(2,727)	(5,485)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	**(2,727)**	**(5,485)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments (see attached note 4)	(1,000)	(3,000)
	(c) intellectual property	(14)	(22)
	(d) physical non current assets		(28)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	(154)	(213)
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(1,168)	(3,263)
1.14	**Total operating and investing cash flows**	(3,895)	(8,748)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	44	16,609
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (Government grant receivable)		
	Net financing cash flows	44	16,609
	Net increase (decrease) in cash held	(3,851)	7,861
1.21	Cash at beginning of quarter/year to date	19,567	7,855
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	15,716	15,716

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.7	126
1.25	Aggregate amount of loans to the parties included in item 1.11	(154)

1.26 Explanation necessary for an understanding of the transactions

Silviu Itescu	38
Byron McAllister	10
Michael Spooner	69
Donal O'Dwyer	9

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available N/A

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	152	246
4.2	Deposits at call	745	2,110
4.3	Bank overdraft		
4.4	Other – Term Deposits	14,819	17,211
	Total: cash at end of quarter (item 1.22)	15,716	19,567

Acquisitions and disposals of business entities N/A

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....30 January 2007....................
(Company secretary)

Print name: Kevin Hollingsworth

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

4. Item 1.9 (6) – equity investment – A$3 million

   The equity investment relates to the following:

   (a) Section 1.4 (1) of the Supplementary Prospectus which reflects the agreement that on completion of the Mesoblast offer and its ASX listing, Mesoblast would pay A$2 million to Angioblast Systems Inc. as the first instalment to acquire 33.3 percent of equity interest in Angioblast Systems Inc. Mesoblast would then continue to pay quarterly instalments of A$1 million to Angioblast Systems Inc. up until quarter ending 31 December 2006. All these payments have now been paid.

   (b) On 23 November 2006 the shareholders at an Extraordinary General Meeting considered and passed the following resolution – "that pursuant to ASX Listing Rule 10.1, Chapter 2E of the Corporations Act 2001 (Cth) and for all other purposes approval is granted for the Company to invest up to Aus$8.5 million in additional funds to subscribe for up to 425,000 further preference shares (designated "Series B Preferred") in Angioblast Systems Inc."

   The initial A$1 million was paid on 11 December 2006.

+ See chapter 19 for defined terms.

STEM CELL PATENTS GRANTED FOR CARDIAC DISEASE AND NEW CLINICAL OPPORTUNITIES

Key points:

- Two new granted patents protect and expand commercial opportunities for use of proprietary adult stem cell platform technology
- Protect exclusive rights to use proprietary technology for cardiovascular diseases
- Grant exclusive rights to extract proprietary cells from various tissues in addition to bone marrow, including dental pulp and adipose tissues (fat)
- Enable expansion of market opportunities in major new applications such as dental diseases and cosmetic enhancement procedures
- Strengthen ability to execute commercial partnerships

Melbourne, Australia; 6 February 2007: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), announced today that two key patents have been granted by IP Australia relating to the adult stem cell technology platform to which Mesoblast and its US-based sister company, Angioblast Systems Inc; have exclusive commercial rights. These new patents protect and expand the commercial opportunities of both companies.

The first patent relates to using a unique population of adult stem cells known as Mesenchymal Precursor Cells (MPCs) for repairing and growing new blood vessels. This patent underpins the broad commercial opportunities of using MPCs for the treatment of heart attacks, congestive heart failure, coronary artery disease, and peripheral artery disease, conditions that affect many millions of patients worldwide.

The second patent relates to extracting these cells from a variety of sources in addition to bone marrow, including dental pulp and adipose tissues such as abdominal fat.

MPCs extracted from these new sources may be particularly effective for use in a range of new indications, including dental applications such as periodontal disease and cosmetic enhancement procedures using fat tissue.

Building upon and continuing to expand a broad-based international patent portfolio is fundamental to the commercial objectives of both Mesoblast and Angioblast, particularly executing strategic business transactions in the orthopaedic and cardiovascular areas.

The two new granted patents assume greater strategic importance to both companies as they progress Investigational New Drug (IND) submissions to the United States Food and Drug Administration (US FDA) and consider potential corporate partnerships during initiation of Phase 2 clinical trials.

About Mesoblast

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has a substantial equity holding in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

mesoblast
the adult stem cell company

asx announcement

SALE OF SHARES

Melbourne, Australia; 9 February 2007: The Mesoblast Board of Directors has been advised by the company Founder, Professor Silviu Itescu, that yesterday he sold 6 million shares which were purchased by institutional/sophisticated investors.

The Mesoblast Board is also pleased that Professor Itescu has agreed to enter into a voluntary escrow agreement in relation to the balance of his shares (37 million) for a period of 12 months, demonstrating his long term commitment to the company.

About Mesoblast

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has a substantial equity holding in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:

Julie Meldrum Corporate Communications Director Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

BNP PARIBAS
SECURITIES SERVICES

Date: 15-Jan-07

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 3

<u>NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER</u>

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Mesoblast Ltd.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: **Mesoblast Ltd**

ACN/ARSN: 109 431 870

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on	11-Jan-2007
The previous notice was given to the company on	31-Jul-2006
The previous notice was dated	27-Jul-2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		*Present notice*	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Fully Paid Ordinary	6,080,233	10.33%	6,200,648	5.76%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of shares affected*	*Person's votes affected*
30-Oct-2006 to 7-Nov-2006	AMP Capitial Investors Limited	Correction to total number of issued shares	Not applicable	Not applicable	Not applicable
14-Nov-06	AMP Capitial Investors Limited	Correction to total number of issued shares	Not applicable	Not applicable	Not applicable
28-Sep-06	AMP Life Limited	Correction to total number of issued shares	Not applicable	Not applicable	Not applicable
13-Dec-2006 to 27-Dec-2006	LAMP	Correction to total number of issued shares	Not applicable	Not applicable	Not applicable
13-Dec-2006 to 27-Dec-2006	Cogent Nominees Pty Limit	Correction to total number of issued shares	Not applicable	Not applicable	Not applicable
8-Aug-2006 to 28-Sep-2006	Cogent Nominees Pty Limit	Correction to total number of issued shares	Not applicable	Not applicable	Not applicable

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 3,013,201	3,013,201
AMP Capital Investors Limited ('AMP Capital')	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 1,137,191	1,137,191
	JP Morgan Nominees Australia Limited	LAMP		Fully Paid Ordinary: 1,194,592	1,194,592
	National Nominees Pty Limited	Equipsuper		Fully Paid Ordinary: 855,664	855,664
				Total:	6,200,648

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
National Nominees Pty Limited	271 Collins Street, Melbourne VIC 3000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 2 page/s in total.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Mesoblast Ltd
ACN/ARSN	109 431 870

1. Details of substantial holder (1)

Name	Silviu Itescu
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	09/02/2007
The previous notice was given to the company on	16/12/2004
The previous notice was dated	16/12/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	43,120,000	46.1%	37,120,000	34.48%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Silviu Itescu		$12,900,000	Ordinary (6,000,000)	(6,000,000) (5.57)%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Silviu Itescu	Silviu Itescu		Ordinary 37,120,000	37,120,000 34.48%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Silviu Itescu	10/16 Maple Grove, TOORAK

Signature

print name	Kevin Hollingsworth	capacity	Company Secretary
sign here		date	09/02/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Mesoblast Ltd**	
ABN 109 431 870	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Silviu Itescu
Date of last notice	17 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 February 2007
No. of securities held prior to change	43,120,000
Class	Ordinary
Number acquired	N/A
Number disposed	6,000,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,900,000
No. of securities held after change	37,120,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

82-34929

BNP PARIBAS
SECURITIES SERVICES

Date: 9-Feb-07

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 3

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Mesoblast Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 • Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: **Mesoblast Limited**

ACN/ARSN: 109 431 870

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on	08-Feb-2007
The previous notice was given to the company on	09-Feb-2007
The previous notice was dated	11-Jan-2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		*Present notice*	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Fully Paid Ordinary	6,200,648	5.76%	11,200,648	10.40%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of shares affected*	*Person's votes affected*
8-Feb-07	AMP Life Limited	Share acquisition	$3,749,374.57	Fully Paid Ordinary 1,740,067	1,740,067
8-Feb-07	Cogent Nominees Pty Limited	Share acquisition	$1,423,198.85	Fully Paid Ordinary 660,514	660,514
8-Feb-07	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$2,199,341.54	Fully Paid Ordinary 1,020,704	1,020,704
8-Feb-07	Equipsuper	Share acquisition	$395,489.91	Fully Paid Ordinary 183,545	183,545
8-Feb-07	LAMP	Share acquisition	$335,935.08	Fully Paid Ordinary 155,937	155,937
8-Feb-07	State Authority Superannuation Scheme	Share acquisition	$1,536,333.26	Fully Paid Ordinary 713,005	713,005
8-Feb-07	UniSuper Limited	Share acquisition	$1,133,879.26	Fully Paid Ordinary 526,228	526,228

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 4,753,268	4,753,268
AMP Capital Investors Limited ('AMP Capital')	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 2,157,895	2,157,895
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Fully Paid Ordinary: 660,514	660,514
	JP Morgan Nominees Australia Limited	LAMP		Fully Paid Ordinary: 1,350,529	1,350,529

JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme		Fully Paid Ordinary: 713,005	713,005
National Nominees Pty Limited	Equipsuper		Fully Paid Ordinary: 1,039,209	1,039,209
National Nominees Pty Limited	UniSuper Limited		Fully Paid Ordinary: 526,228	526,228
			Total:	11,200,648

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
National Nominees Pty Limited	271 Collins Street, Melbourne VIC 3000
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
Unisuper Limited	Level 28, 367 Collins Street, Melbourne 3000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 2 page/s in total.

mesoblast
investor update
ISSUE SEVEN

82-34929

FDA Clearance Positions Mesoblast To Commercialise Stem Cell Products In World's Largest Health Care Market

Mesoblast has achieved a tremendous amount in a very short timeframe, and has now reached a significant new stage of maturity characterised by upcoming commencement of human Phase 2 clinical trials in the United States, the world's largest health care market.

The company is focused upon bringing to market a safe, high profit margin, allogeneic (unrelated or 'off the shelf') adult stem cell product for the effective treatment of a broad range of orthopaedic conditions.

Highlights during the final quarter of 2006 included:

- United States Food and Drug Administration (FDA) clearance of Mesoblast's spinal fusion Investigational New Drug (IND) submission
- Further positive results from clinical and pre-clinical trials;
- Granting of a key patent in the US; and
- Shareholder approval for additional investment in Mesoblast's US-based sister company, Angioblast Systems, Inc.

What does FDA clearance mean to the Company?

In order to commercialise our products in the world's largest health care market, the United States, we must receive FDA clearances for clinical trials and ultimately approval of safety and efficacy endpoints for product sales.

Our FDA submission in November 2006 contained detailed results of our product manufacturing and scale-up processes, our large animal studies, and our pilot clinical trials. Its rapid clearance enables us to map out our clinical timelines to product registration, and consequently product commercialisation.

FDA clears Mesoblast's Phase 2 clinical trial submission

The major highlight of the past quarter occurred on 18 December 2006 when Mesoblast received clearance of its IND submission from the FDA to commence a Phase 2 Clinical Trial for spinal fusion in the United States.

FDA clearance was received within 30 days of the Company's filing its IND application, demonstrating the strength and robustness of the data package submitted by the Company. Importantly, the IND submission and clearance were key milestone targets outlined in the company's IPO Prospectus in December 2004, and were accomplished over 6 months ahead of schedule.

Results of the Phase 2 trial will be used to support a pivotal Phase 3 clinical trial of Mesoblast's patented technology for spinal fusion, aiming to eliminate the need for autograft (or patient's own hip bone graft), reduce complications associated with existing treatment regimens, and improve fusion outcomes.

Equally as important is the progress made by Angioblast which is focused on commercialising the same platform stem cell technology for the treatment of cardiovascular diseases.

Angioblast has completed final pre-IND meetings with the FDA and, based on these as well as ongoing discussions with potential strategic partners, is in final preparations to complete its IND submission for a first cardiovascular clinical indication by the end of this quarter. In this case, Angioblast will seek to be the first company to receive FDA clearance to test catheter-based delivery of allogeneic cells in patients with heart attacks.

The road to US product registration

Clinical trials

CY Q1 2007	FDA IND submission for Phase 2 trial in first cardiac application
CY Q2 2007	Phase 2 spinal fusion allogeneic trial begins in US
CY Q2 2007	Pilot Trial long bone fractures enrolment complete
CY Q2 2007	Pilot Trial severe coronary artery disease enrolment complete
CY Q3 2007	Phase 2 allogeneic trial for heart attacks begins in US
CY 2008	Additional Phase 2 orthopaedic and cardiac trials commence
CY 2008	Allogeneic Phase 2 spinal fusion and first cardiac trials complete
2008	Pivotal/Phase 3 registration trials commence in lead orthopaedic and cardiac indications

How does FDA clearance affect potential commercial partnerships and opportunities?

Both Mesoblast and Angioblast have established successful collaborative relationships with major device and pharmaceutical organisations in the execution of preclinical and clinical trials.

To date, these relationships have focused on ways to optimise delivery of our cells in the treatment of orthopaedic and cardiovascular diseases using carriers and devices that are today commonly used by physicians.

Completion of Phase 2 clinical trials will be followed by progression to pivotal Phase 3 registration trials. Commercial sales and distribution arrangements for our stem cell products may very well need to be in place prior to completion of these trials, and therefore with FDA clearance to move into each additional Phase 2 clinical trial and with positive Phase 2 results, the partnering opportunities for each company will greatly expand and accelerate.

What clinical and preclinical results were reviewed by the FDA?

FDA clearance to begin Phase 2 clinical trials entailed a comprehensive review of all data that had been accumulated by the company over the past two years in respect of our manufacturing processes, the safety endpoints following cell implantation in patients and animals, and the effectiveness of the therapy to support progressing to larger human trials.

Specifically:

- We have successfully accomplished large scale manufacture of a well-characterised, uniform, and safe 'off the shelf' stem cell product. This product is generated using our proprietary process through large scale expansion of stem cells obtained from one donor, for the treatment of as many as thousands of unrelated (allogeneic) patients with various orthopaedic conditions.
- We have successfully completed a number of large animal preclinical trials demonstrating that our allogeneic stem cells are very effective for inducing bone growth in various indications such as spinal fusion and long bone defects.
- Our two clinical trials in Australia evaluating the safety and feasibility of the Company's Standard Operating Procedures and cell implantation in patients with orthopaedic and cardiovascular conditions are progressing well. During the last quarter of 2006, Mesoblast reported periodically on some extremely exciting progress made to date in these trials. While formal conclusion of both pilot trials is at the sole discretion of the principal investigators, the company believes that its objectives in establishing the safety of implanting our proprietary stem cells have already been accomplished.

Since product sales and commercialisation ultimately requires FDA approval, FDA clearance of our IND submission underpins our product commercialisation strategy to produce a unique high margin, allogeneic adult stem cell product. This product is obtained from a single donor, commercially expanded and frozen, and subsequently used in potentially thousands of unrelated, or allogeneic, recipients at the time and place of need. Mesoblast's patented technology produces a well characterised product with defined purity and demonstrated potent biological activity.

How do we protect our commercial accomplishments?

On 18 October 2006, Mesoblast announced that the United States Patent and Trade Mark Office (USPTO) had granted a key patent covering composition-of-matter over a unique population of adult stem cells which we refer to as Mesenchymal Precursor Cells or MPCs. These cells enable regeneration and repair of a host of tissues including bone, cartilage, fat, blood vessels and heart muscle. The patent confers rights through at least the year 2019 and will underpin our exclusive rights to commercialise MPC products in the world's largest health sector market.

"Patents are the lifeblood of the Company, and granting of patents in various jurisdictions protect our commercial rights and ensure we have freedom to operate commercially. The company is absolutely committed to the ongoing expansion, broadening, and development of our intellectual property portfolio." – Mesoblast Founder and Chief Scientific Adviser, Professor Silviu Itescu

Strong cash position and further investment in Angioblast Systems Inc

At 31 December 2006, Mesoblast had cash reserves of more than $15.7 million.

The financial results for the six months to 31 December 2006 showed a net loss of $3,969,761, whilst the comparative figure for the six months to 31 December 2005 was $2,883,547. The increased net loss directly related to the increase in activity and operations of the company in achieving its core milestones. Revenue for the period was $1,101,776 as compared to $883,588. In line with Mesoblast's accounting practices, all development expenditure associated with bringing the technology to market is expensed.

The company's financial results are in line with our forecasts and reflect the ongoing and significant activity associated with the rapid commercialisation of Mesoblast's specialist adult stem cell technology. Importantly, the Board of Directors believes that there are sufficient funds on hand to meet the Company's immediate objectives.

An Extraordinary General Meeting on 23 November 2006 approved an additional $8.5 million investment in Angioblast to complete a Phase 2 clinical trial using the proprietary adult stem cell technology for an agreed cardiovascular indication. These funds will be paid by Mesoblast in tranches to achieve critical Phase II clinical trial milestones. Combined with the proposed investment is a 15-month option for Mesoblast to acquire a further $5 million in Angioblast preferred stock on substantially similar terms and pricing.

"The further investment by Mesoblast in Angioblast will enable both companies to continue their focus on delivering clinical trial results and shareholder value, whilst enabling a further strengthening of our relationships. Importantly, the investment will enable both Mesoblast and Angioblast to focus on delivering significant shareholder value through completion of Phase II clinical trials." – Mesoblast Executive Chairman, Mr Michael Spooner.

Equally, the investment is intended to provide both companies with a position of strength in any potential discussions with large, third party medical device and pharmaceutical companies.

Stem cell catheter delivery procedure

A catheter based procedure to deliver our patented adult stem cells into the heart of a patient with multi-vessel coronary artery disease and heart failure was televised live to an international gathering of leading cardiologists attending the Asia Pacific Interventional Advances Conference (APIA) in Sydney last December.

The highlighted procedure was performed under a local anaesthetic at the John Hunter Hospital in New South Wales by interventional cardiologist and Hunter Medical Research Institute researcher Dr Suku Thambar.

Television coverage of the live procedure showed Dr Thambar using the latest generation NOGA catheter mapping system for stem cell delivery from Johnson & Johnson's Cordis Corporation to deliver our proprietary stem cells to the damaged heart.

The procedure was part of our clinical trial over a 12 month period of 10 patients suffering from severe coronary artery disease. Millions of people worldwide suffer from severe coronary artery disease. Our adult stem cell technology aims to improve cardiac function by creating new blood supply and regenerating heart muscle.



A news item on Channel 9 highlighted a live stem cell procedure using Mesoblast technology and the latest generation mapping system for stem cell delivery from Johnson & Johnson's Cordis Corporation

Newsletters

This Mesoblast newsletter is available online on Mesoblast's website – www.mesoblast.com

Announcements to the Australian Stock Exchange and other public announcements are posted on a timely basis on the Mesoblast website.

If you would like to be informed of Mesoblast's progress by e-mail please register by sending your contact details to: info@mesoblast.com

mesoblast
the adult stem cell company

Level 39, 55 Collins Street Melbourne
Victoria 3000 *AUSTRALIA*

t +61 3 9639 6036
f +61 3 9639 6030
ACN 109 431 870
www.mesoblast.com

MESOBLAST'S ROAD TO UNITED STATES PRODUCT REGISTRATION

Melbourne, Australia; 7 March 2007: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB; USOTC:MBLTY), today provided investors with a timetable and update of proposed clinical programs leading to product registration in the United States, the world's largest health care market.

The Phase II spinal fusion trial is due to commence by Q2 2007. The results of this trial will be used to support a pivotal Phase 3 clinical trial of Mesoblast's patented technology for spinal fusion, aiming to eliminate the need for autograft (or patient's own hip bone graft), reduce complications associated with existing treatment regimens, and improve fusion outcomes.

Equally as important is the progress made by Mesoblast's US-based sister company, Angioblast Systems Inc; which is focused on commercialising the same platform stem cell technology for the treatment of cardiovascular diseases.

Angioblast has completed final pre-IND meetings with the FDA and, based on these as well as ongoing discussions with potential strategic partners, is in final preparations to complete its IND submission for a first cardiovascular clinical indication by the end of this quarter.

Angioblast will seek to be the first company to receive FDA clearance to test catheter-based delivery of allogeneic (or 'off-the-shelf') cells in patients with heart attacks.

In order to commercialise our products in the United States, FDA clearances must be received for clinical trials and ultimately approval of safety and efficacy endpoints for product sales. Our FDA submission for a Phase 2 trial in spinal fusion, which was cleared in December 2006, contained detailed results of our product manufacturing and scale-up processes, our large animal studies, and our pilot clinical trials. Its rapid clearance enables us to now map out our clinical timelines to product registration, and consequently product commercialisation.

Anticipated timelines for our clinical programs are:

Q1 2007	FDA IND submission for Phase 2 trial in first cardiac application
Q2 2007	Phase 2 spinal fusion allogeneic trial begins in US
Q2 2007	Pilot Trial long bone fractures enrolment complete
Q2 2007	Pilot Trial severe coronary artery disease enrolment complete
Q3 2007	Phase 2 allogeneic trial for heart attacks begins in US
2008	Additional Phase 2 orthopaedic and cardiac trials commence
2008	Enrolment complete in allogeneic Phase 2 trial for spinal fusion
2008	Enrolment complete in allogeneic Phase 2 trial for heart attacks
>2008	Pivotal/Phase 3 registration trials commence in lead orthopaedic and cardiac indications

Both Mesoblast and Angioblast have already established successful collaborative relationships with major device and pharmaceutical organisations in the execution of preclinical and clinical trials. Progression through Phase 2 clinical trials and on to pivotal Phase 3 registration trials will serve to greatly expand and accelerate each company's opportunities for major strategic partnerships.

About Mesoblast Limited

Mesoblast Limited (ASX:MSB/USOTC:MBLTY) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a substantial interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

STANDARD
&POOR'S

Press Release

Standard & Poor's Announces March Quarterly Rebalance to the S&P/ASX Indices

Sydney, March 2, 2007 — Standard & Poor's Index Services, the leading provider of equity indices in Australia, announces that effective close of trade March 16, 2007, the following constituent additions and deletions will take place in the S&P/ASX indices.

S&P/ASX 20 - No Change

S&P/ASX 50 - No Change

S&P/ASX 100 - No Change

S&P/ASX 200

ADDITIONS

BBP	BABCOCK & BROWN POWER

REMOVALS

RIC	RIDLEY CORPORATION LIMITED

S&P/ASX 300

ADDITIONS

BBP	BABCOCK & BROWN POWER
ABP	ABACUS PROPERTY GROUP
FXL	FLEXIGROUP LIMITED
AEZ	APN/UKA EUROPEAN RETAIL TRUST
CDI	CHALLENGER DIVERSIFIED PROPERTY GROUP
AOE	ARROW ENERGY NL
NXS	NEXUS ENERGY LIMITED
CBH	CBH RESOURCES LIMITED
CIF	CHALLENGER INFRASTRUCTURE FUND
BEC	BECTON PROPERTY GROUP
OKN	OAKTON LIMITED
ILF	ING REAL ESTATE COMMUNITY LIVING FUND GROUP
GJT	GALILEO JAPAN TRUST
BVA	BRAVURA SOLUTIONS LIMITED
CDU	CUDECO LIMITED

AGM	ALLEGIANCE MINING NL
MMX	MURCHISON METALS LIMITED
AZA	ANZON AUSTRALIA LIMITED
IWL	IWL LIMITED
CTO	CITIGOLD CORPORATION LIMITED
RCYCA	RIVERCITY MOTORWAY GROUP
AGS	ALLIANCE RESOURCES LIMITED
TRS	THE REJECT SHOP LIMITED
DYL	DEEP YELLOW LIMITED

REMOVALS

ANE	AUSPINE LIMITED
AVJ	AVJENNINGS LIMITED
SGL	SYDNEY GAS LTD
HPX	HPAL LIMITED
CAA	CAPRAL ALUMINIUM LIMITED
PSD	PSIVIDA LIMITED
AHS	ATLAS GROUP HOLDINGS LIMITED
STG	STAGING CONNECTIONS GROUP LIMITED
GDY	GEODYNAMIC LIMITED
MXI	MAXITRANS INDUSTRIES LIMITED
IIN	IINET LIMITED
CUE	CUE ENERGY RESOURCES LIMITED
IGD	IAMGOLD CORPORATION
VLL	VILLAGE LIFE LTD

All Ordinaries

ADDITIONS

BBP	BABCOCK & BROWN POWER
FXL	FLEXIGROUP LIMITED
CDI	CHALLENGER DIVERSIFIED PROPERTY GROUP
GJT	GALILEO JAPAN TRUST
BVA	BRAVURA SOLUTIONS LIMITED
CDU	CUDECO LIMITED
AGM	ALLEGIANCE MINING NL
MMX	MURCHISON METALS LIMITED
CTO	CITIGOLD CORPORATION LIMITED
RCYCA	RIVERCITY MOTORWAY GROUP
AGS	ALLIANCE RESOURCES LIMITED
TRS	THE REJECT SHOP LIMITED
DYL	DEEP YELLOW LIMITED
MCQ	MACQUARIE CAPITAL ALLIANCE GROUP
PMM	PORTMAN LIMITED
CMW	CROMWELL GROUP
EWC	ENERGY WORLD CORPORATION LTD
EBB	EVEREST BABCOCK & BROWN LIMITED
AEP	ALLCO EQUITY PARTNERS LIMITED
HFA	HFA HOLDINGS LIMITED
WTP	WATPAC LIMITED
CPR	CLIVE PEETERS LIMITED
OAK	OAKS HOTELS & RESORTS LIMITED
JML	JABIRU METALS LIMITED
PFL	PATTIES FOODS LIMITED
CFU	CERAMIC FUEL CELLS LIMITED

SDM	SEDGMAN LIMITED
AAX	AUSENCO LIMITED
AED	AED OIL LIMITED
BGD	BOULDER STEEL LIMITED
GBG	GINDALBIE METALS LTD
RIV	RIVERSDALE MINING LIMITED
LRF	LINQ RESOURCES FUND
RCR	RCR TOMLINSON LIMITED
HZN	HORIZON OIL LIMITED
PLA	PLATINUM AUSTRALIA LIMITED
MBR	MARINER BRIDGE INVESTMENTS LIMITED
HER	HERALD RESOURCES LIMITED
EMI	EMITCH LIMITED
MIN	MINERAL RESOURCES LIMITED
AVE	AEVUM LIMITED
DWS	DWS ADVANCED BUSINESS SOLUTIONS LIMITED
MBN	MIRABELA NICKEL LIMITED
PMA	PRECIOUS METALS AUSTRALIA LIMITED
AUB	AUSTBROKERS HOLDINGS LIMITED
IPN	INDEPENDENT PRACTITIONER NETWORK LTD
RRT	RECORD REALTY
MLB	MELBOURNE IT LIMITED
GMI	GLOBAL MINING INVESTMENTS LIMITED
CPK	CP1 LIMITED
KMN	KINGS MINERALS NL
FXR	FOX RESOURCES LIMITED
NOD	NOMAD BUILDING SOLUTIONS LIMITED
AVO	AVOCA RESOURCES LIMITED
ARR	ARASOR INTERNATIONAL LIMITED
RJT	RUBICON JAPAN TRUST
MFT	MFS DIVERSIFIED GROUP
MSB	MESOBLAST LIMITED
LYC	LYNAS CORPORATION LIMITED
EZL	EUROZ LIMITED
KAR	KAROON GAS AUSTRALIA LIMITED
VIR	VIRIDIS CLEAN ENERGY GROUP
MAFCA	MULTIPLEX ACUMEN PRIME PROPERTY FUND
EQT	EQUITY TRUSTEES LIMITED
SPH	SPHERE INVESTMENTS LIMITED
AIM	AIM RESOURCES LIMITED
CUO	COPPERCO LIMITED
REX	REGIONAL EXPRESS HOLDINGS LIMITED
CIL	CENTREBET INTERNATIONAL LIMITED
NFL	NATURAL FUEL LIMITED
MAE	MARION ENERGY LIMITED
GRR	GRANGE RESOURCES LIMITED
MPS	MACARTHURCOOK PROPERTY SECURITIES FUND
RHL	RURALCO HOLDINGS LIMITED
PFG	PRIME FINANCIAL GROUP LIMITED
LFE	LIFE THERAPEUTICS LIMITED
VKI	VIKING INDUSTRIES LIMITED
BLP	BABCOCK & BROWN RESIDENTIAL LAND PARTNERS GROUP
MPY	MFS LIVING AND LEISURE GROUP
TZN	TERRAMIN AUSTRALIA LIMITED
MMN	MACMIN SILVER LTD
GAA	GENEPHARM AUSTRALASIA LIMITED
CNB	CANBERRA INVESTMENT CORPORATION LIMITED

CCV	CASH CONVERTERS INTERNATIONAL
PVE	PO VALLEY ENERGY LIMITED
NCK	NICK SCALI LIMITED

REMOVALS

VLL	VILLAGE LIFE LTD
CUE	CUE ENERGY RESOURCES LIMITED
MXI	MAXITRANS INDUSTRIES LIMITED
AHS	ATLAS GROUP HOLDINGS LIMITED
STG	STAGING CONNECTIONS GROUP LIMITED
PME	PRO MEDICUS LIMITED
CWT	CHALLENGER WINE TRUST
GTG	GENETIC TECHNOLOGIES LIMITED
SAQ	SYDNEY ATTRACTIONS GROUP LIMITED
PAY	PAYCE CONSOLIDATED LIMITED
OCL	OBJECTIVE CORPORATION LIMITED
BDS	BRIDGESTONE AUSTRALIA LIMITED
WAM	WAM CAPITAL LIMITED
NCI	NATIONAL CAN INDUSTRIES LIMITED
HIC	HUNTLEY INVESTMENT COMPANY LIMITED
ARA	ARIADNE AUSTRALIA LIMITED
ACR	ACRUX LIMITED
ESV	ESERVGLOBAL LIMITED
CHQ	CHIQUITA BRANDS SOUTH PACIFIC LIMITED
ACL	ALCHEMIA LIMITED
HNG	HGL LIMITED
CLH	COLLECTION HOUSE LIMITED
TZL	TZ LIMITED
GLB	GLOBE INTERNATIONAL LIMITED
ALR	ABERDEEN LEADERS LIMITED
ROK	ROCK BUILDING SOCIETY (THE)
SDI	SDI LIMITED
QCH	QUEENSLAND COTTON HOLDINGS LIMITED
AZZ	ANTARES ENERGY LIMITED
SFC	SCHAFFER CORPORATION LIMITED
AGI	AINSWORTH GAME TECHNOLOGY LIMITED
CIX	CALLIDEN GROUP LIMITED
MST	METAL STORM LIMITED
GFD	GREEN'S FOODS LIMITED
CDF	COMMONWEALTH DIVERSIFIED SHARE FUND
UNW	UNWIRED GROUP LIMITED
ORL	OROTONGROUP LIMITED
SPL	STARPHARMA HOLDINGS LIMITED
WFL	WILLMOTT FORESTS LIMITED
IBC	IRONBARK CAPITAL LIMITED
GAP	GALE PACIFIC LIMITED
ADG	ADTRANS GROUP LIMITED
CMK	CUMNOCK COAL LIMITED
CLT	CELLNET GROUP LIMITED
IDT	INSTITUTE OF DRUG TECHNOLOGY AUSTRALIA LIMITED
MOS	MOSAIC OIL NL
LIP	LIPA PHARMACEUTICALS LIMITED
CDX	CDS TECHNOLOGIES LIMITED
EOS	ELECTRO OPTIC SYSTEMS HOLDINGS LIMITED
SYM	SYMEX HOLDINGS LIMITED
NLX	NYLEX LIMITED

KYC	KEYCORP LIMITED
DRA	DRAGON MINING LIMITED
CGX	CGA MINING LIMITED
AAT	AUTRON CORPORATION LIMITED
EON	ESPREON LIMITED
LCL	LIGHTING CORPORATION LIMITED
MXL	MXL LIMITED
PPK	PPK LIMITED
DKS	DANKS HOLDINGS LIMITED
BSO	BASS STRAIT OIL TRUST
CMQ	CHEMEQ LIMITED
NAL	NORWOOD ABBEY LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.

About Standard & Poor's

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For more information contact:

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Tel (61) 2 9255 9870

Sharon Beach, Media
Tel (61) 3 9631 2152

mesoblast
the adult stem cell company

asx announcement

MESOBLAST WELL FUNDED FOR CLINICAL TRIALS
Financial Results Reflect Exciting Progress

Melbourne, Australia; 20 February 2007: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced its financial results for the six months to 31 December 2006 with cash reserves of more than $15.7 million.

Executive Chairman, Mr Michael Spooner, said that both Mesoblast and its sister company, Angioblast Systems Inc in the United States, were very well positioned to continue rapid product commercialisation for both orthopaedic and cardiovascular applications, respectively, based on the shared adult stem cell technology platform.

He said that Mesoblast had made tremendous progress during the six months to 31 December 2006 and had accomplished many of its objectives well ahead of schedule. In equal measure, he noted that the ensuing six to 12 months would be equally exciting as the company commences US Food and Drug Administration (FDA) clinical trials and advances new applications.

In the six months to 31 December 2006, Mesoblast achieved a number of critical milestones including:

- A successful Investigational New Drug (IND) submission to the FDA to commence a Phase 2 Clinical Trial for spinal fusion;
- Positive results from clinical and pre-clinical trials;
- Validation of its high-margin business model to use "off-the-shelf" adult stem cells in unrelated, or allogeneic, recipients
- Granted a key patent in the US.

Mesoblast Founder and Chief Scientific Adviser, Professor Silviu Itescu, said that the IND submission and clearance were key milestone targets outlined in the company's IPO Prospectus in December 2004, and were accomplished over six months ahead of schedule.

He said FDA clearance to move into Phase 2 clinical trials would also expand the partnering opportunities for both Mesoblast and Angioblast.

"Both companies have already established successful collaborative relationships with major device and pharmaceutical organisations in the execution of preclinical and clinical trials," Professor Itescu said. "The results have enabled both companies to develop strong and compelling product portfolios upon which strategic partnerships can be cemented.

"The FDA clearance, achieved within 30 days of IND submission, was based on Mesoblast's extensive data package, which included successful:

- Large scale manufacture of a well characterised, uniform, and safe "off the shelf" stem cell product. This product is generated using Mesoblast's proprietary technology through large scale expansion of stem cells obtained from one donor for the treatment of potentially thousands of unrelated (allogeneic) patients with various orthopaedic conditions;

- Large animal preclinical trials demonstrated that Mesoblast's allogeneic stem cells are very effective for inducing bone growth in various indications such as spinal fusion and long bone defects; and

- Data from two pilot clinical trials undertaken in Australia to evaluate the safety and feasibility of Mesoblast's Standard Operating Procedures and cell implantation in patients with orthopaedic and cardiovascular conditions.

"During the six month period, a foundation patent was granted in the US. Patents are the lifeblood of the Company, and granting of patents in various jurisdictions protect our commercial rights and ensure we have freedom to operate commercially. We are committed to the ongoing expansion, broadening, and development of our intellectual property portfolio," Professor Itescu added.

Mr Spooner said additional highlights of the past six months included:

- A successful placement of shares to institutional and sophisticated investors, plus a Share Purchase Plan for existing shareholders, which raised a total of $17.17 million to fund two clinical trials and ongoing operations.

- Increased investment in Angioblast of $8.5 million to secure in total a shareholding of 39.2% on a fully diluted basis. This investment will fund an agreed cardiovascular Phase II Clinical Trial in the US.

He said the financial results for the six months to 31 December 2006 showed a net loss of $3,969,751 whilst the comparative figure for the six months to 31 December 2005 was $2,883,547. The increased net loss directly related to the increase in activity and operations of the company in achieving its core milestones.

"In line with Mesoblast's accounting practices, all development expenditure associated with bringing the technology to market is expensed.

"Revenue for the period was $1,101,776 as compared to $883,586.

"Mesoblast's cash balance and term deposits amounted to $15,716,040 compared to $15,093,834. The Directors believe that there are sufficient funds on hand to meet the Company's immediate objectives.

"The company's financial results are very much in line with our forecasts and reflect the ongoing and significant activity associated with the rapid commercialisation of Mesoblast's specialist adult stem cell technology," Mr Spooner said.

About Mesoblast Limited:

Mesoblast Limited is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a substantial interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036 or +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

Appendix 4D

Mesoblast Limited

ABN 68 109 431 870

Half year report

Current reporting period	Half year ended 31 December 2006
Previous corresponding period	*Half year ended 31 December 2005*

Results for announcement to the market

				A$'000
EXPLANATION				
Total revenues	up	25 %	to	1,102
Loss from ordinary activities after tax attributable to members	up	38 %	to	3,996
Net loss for the period attributable to members	up	38 %	to	3,996

EXPLANATION

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend	NIL	NIL
Previous corresponding period	NIL	NIL
Record date for determining entitlements to the dividend		N/A

	2006	2005
Net tangible asset per security	22.4c	16.9c

Appendix 4D

Mesoblast Limited

ABN 68 109 431 870

Half year report
Half year ended 31 December 2006

Contents

MESOBLAST LIMITED
ABN 68 109 431 870

DIRECTORS' REPORT

Your Directors present their report on the company at the end of the half-year ended 31 December 2006.

1 DIRECTORS

The following persons were Directors of Mesoblast Limited during the whole of the half-year and up to the date of this report.

Michael Spooner (Executive Chairman)
Silviu Itescu (Director and Chief Scientific Advisor)
Donal O'Dwyer (Non Executive Director and Deputy Chairman)
Byron McAllister (Non Executive Director)

2 REVIEW OF OPERATIONS

Mesoblast is focused upon bringing to market a safe, high profit margin, off the shelf adult stem cell product for the effective treatment of a broad range of orthopaedic conditions. In addition, Mesoblast holds a significant interest in United States-based adult stem cell company, Angioblast Systems Inc, which is focused on commercialising the same platform stem cell technology for the treatment of cardiovascular diseases.

In the six months to 31 December 2006 your Directors were delighted with progress made.

The Company has achieved a number of critical milestones during the period, including:

- A successful Investigational New Drug (IND) submission to the United States Food and Drug Administration (FDA);
- Positive results from clinical and pre-clinical trials; and
- Granting of a key patent in the United States.

The major highlight occurred on 18 December 2006 when Mesoblast received clearance from the FDA to commence a Phase 2 Clinical Trial for spinal fusion in the United States. FDA clearance was received within 30 days of the Company's filing its IND application, demonstrating the strength and robustness of the data package submitted by the Company. Importantly, the IND submission and clearance were key milestone targets outlined in the company's IPO Prospectus in December 2004, and were accomplished over 6 months ahead of schedule.

FDA Clearance Validates Technology Milestones And Underpins Product Commercialisation
In order to commercialise our products in the world's largest health care market, the United States, we must receive FDA clearances for clinical trials and ultimately approval of safety and efficacy endpoints for product sales. Our FDA submission in November 2006 contained detailed results of our product manufacturing and scale-up processes, our large animal studies, and our pilot clinical trials. FDA clearance on 18 December 2006 to begin Phase 2 clinical trials entailed a comprehensive review of all data that had been accumulated over the past two years in respect of our manufacturing processes, the safety endpoints following cell implantation in patients and animals, and the effectiveness of the therapy to support progressing to larger human trials.

Clinical And Preclinical Milestones
There has been an enormous amount of hard work undertaken over the past two years by Company staff, management and our contractors in respect to each of the following components. Specifically:

- We have successfully accomplished large scale manufacture of a well characterised, uniform, and safe off the shelf stem cell product. This product is generated using our proprietary process through large scale expansion of stem cells obtained from one donor for the treatment of as many as thousands of unrelated (allogeneic) patients with various orthopaedic conditions.
- We have successfully completed a number of large animal preclinical trials, demonstrating that our allogeneic stem cells are very effective for inducing bone growth in various indications such as spinal fusion and long bone defects.
- We have substantially progressed two clinical trials in Australia evaluating the safety and feasibility of the Company's Standard Operating Procedures and cell implantation in patients with orthopaedic and cardiovascular conditions. During the period under review your company reported periodically on some extremely exciting progress made to date in these trials; while formal conclusion of both pilot trials is at the sole discretion of the principal investigators, the Directors believe that Mesoblast's objectives in establishing the safety and Standard Operating Procedures for implanting our proprietary stem cells in a clinical setting have already been accomplished.

Intellectual Property
Patents are the lifeblood of the Company, and granting of patents in various jurisdictions protect our commercial rights and ensure we have freedom to operate commercially. The company is absolutely committed to the ongoing expansion, broadening, and development of our intellectual property portfolio.

On 18 October 2006, Mesoblast announced that the United States Patent and Trade Mark Office (USPTO) had granted a key patent covering composition-of-matter over a unique population of adult stem cells which we refer to as Mesenchymal Precursor Cells or MPCs. These cells enable regeneration and repair of a host of tissues including bone, cartilage, fat, blood vessels and heart muscle. The patent confers rights through at least the year 2019 and will underpin our exclusive rights to commercialise MPC products in the world's largest health sector market.

Funding Our Future
In July 2006 the company successfully undertook a placement of shares to institutional and sophisticated investors raising $15 million. This was followed by a Share Purchase Plan in August 2006 which enabled existing shareholders to invest individually up to $5,000 at a price per share equivalent to the July placement. In total $17.17 million was raised to fund two clinical trials and ongoing operations.

Further Investment In Angioblast Systems Inc
In November 2006 independent shareholders voted in favor of a further investment of $8.5 million in total by way of periodic payments to secure in total a shareholding of 39.2% on a fully diluted basis. The intention of this investment is to fund an agreed cardiovascular Phase II Clinical Trial in the United States.

Details associated with the further investment are set out in the company's website and were circulated to all eligible shareholders prior to the meeting and are available on www.mesoblast.com

The terms of the further investment in summary provide for periodic payments to Angioblast that will be used in achieving clinical trial milestones.

Your Directors continue to closely monitor the progress of Angioblast and continue to be confident in an ongoing, productive and strong relationship between the two companies.

Commercial Partnerships and Opportunities
Both Mesoblast and Angioblast have established successful collaborative relationships with major device and pharmaceutical organisations in the execution of preclinical and clinical trials. These relationships have focused on ways to optimise delivery of our cells in the treatment of orthopaedic and cardiovascular diseases using carriers and devices that are today commonly used by physicians. The results have enabled both companies to develop strong and compelling portfolios upon which strategic partnerships can be cemented. With FDA clearance to move into each additional Phase 2 clinical trial, the partnering opportunities for each company will continue to expand.

Financial Results
The results of the company for the six months to 31 December 2006 are summarised below:

Mesoblast's net loss after tax for the six months to 31 December 2006 was $3,995,972 whilst the comparative figure for the six months to 31 December 2005 was $2,883,547. The increased net loss directly relates to the increase in activity and operations of the company in achieving its core milestones.

Revenue for the period was $1,101,776 as compared to $883,586. Increases in funds from an Australian Government Grant and Interest Income accounted for the increased revenues whilst foreign currency gains reduced.

In line with accounting standards, all Research and Development costs were immediately expensed in the period in which they were incurred. During the current period to 31 December 2006 these costs amounted to $3,312,905 as compared to $1,736,719 for the corresponding period in 2005. The increase is directly attributable to increased activity during the period. Mesoblast's expenditure is in line with its budget.

Mesoblast's share of losses in its equity accounted associate, Angioblast Systems Inc, was $542,829 in the 6 month period to 31 December 2006 compared with $807,243 for the same period in the previous year. The variance was mainly due to Angioblast Systems Inc. incuring up front contract costs in the 6 months to 31 December 2005. Angioblast Systems Inc.'s expenditure is in line with its budget.

General and Administration costs as well as interest expenses were $1,242,014 at 31 December 2006 as compared to $1,223,171 for the corresponding period in 2005. In line with the company's expectations these costs have not materially changed.

Mesoblast's cash balance and term deposits amounted to $15,716,040 as compared to $15,093,834. The Directors believe that there are sufficient funds on hand to meet the company's immediate objectives.

3 EVENTS SUBSEQUENT TO 31 DECEMBER 2006

In the period between 31 December 2006 and the date of this report the company made no announcements that are material to this Report.

4 AUDITOR'S INDEPENDENCE DECLARATION

A copy of the Auditor's Independence declaration as required under Section 307C of the Corporations Act 2001 accompanies this report.

This report is made in accordance with the resolution of the Directors.

Michael Spooner
Executive Chairman
Melbourne, Victoria
Dated this 20th day of February 2007

PKF

Chartered Accountants
& Business Advisers

20 February 2007

The Directors
Mesoblast Limited
Level 39
55 Collins Street
MELBOURNE VIC 3000

Dear Directors

AUDITOR'S INDEPENDENCE DECLARATION

As lead engagement partner for the review of Mesoblast Limited for the half-year ended 31 December 2006 I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the independence requirements of the Corporations Act in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

PKF
Chartered Accountants

R A Dean
Partner

Tel: +61 3 9603 1700 | Fax: +61 3 9602 3870 | www.pkf.com.au
Victorian Partnership | ABN 56 527 914 493
Level 11, CGU Tower | 485 La Trobe Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

MESOBLAST LIMITED
ABN 68 109 431 870
INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Half Year ended 31-Dec-06 $	Half Year ended 31-Dec-05 $
Revenues		
Government Grant	598,157	473,696
Interest	490,137	327,543
Foreign Exchange Gain on US Dollar Deposit	15,482	82,347
Total revenues	1,101,776	883,586
Expenses		
Research & Development	(3,312,905)	(1,736,719)
Administration	(1,242,014)	(1,113,079)
Interest expenses	-	(110,092)
Share of losses of Equity accounted associates	(542,829)	(807,243)
Total expenses	(5,097,748)	(3,767,133)
Loss before income tax expense	(3,995,972)	(2,883,547)
Income tax (expense)/benefit	-	-
Loss for the period	(3,995,972)	(2,883,547)
Earning per share:		
Basic earnings per share (cents per share)	(3.79c)	(3.08c)
Basic diluted earnings per share (cents per share)	(3.79c)	(3.08c)

The accompanying notes form part of these financial statements

MESOBLAST LIMITED
ABN 68 109 431 870
STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	NOTE	Issued Capital	Share Option Reserve	Accumulated Losses	Total
		$	$	$	$
Opening Balance as at 1 July 2005		20,667,608	65,517	(1,470,369)	19,262,756
Issued capital	4	-	-	-	-
Loss for the period		-	-	(2,883,547)	(2,883,547)
Cost of share based payment		-	150,647	-	150,647
At 31 December 2005		20,667,608	216,164	(4,353,916)	16,529,856
As of 1 July 2006		20,667,608	1,066,393	(9,768,956)	11,965,045
Issued capital	4	16,710,375	-	-	16,710,375
Loss for the period		-	-	(3,995,972)	(3,995,972)
Cost of share based payment		-	230,035		230,035
At 31 December 2006		37,377,983	1,296,428	(13,764,928)	24,909,483

The above statement of changes in equity should be read in conjunction with the accompanying notes

MESOBLAST LIMITED
ABN 68 109 431 870
BALANCE SHEET
AS AT 31 DECEMBER 2006

	NOTE	31-Dec-06 $	30-Jun-06 $
CURRENT ASSETS			
Cash & Cash Equivalents		15,716,040	7,854,843
Trade & Other Receivables		1,096,809	184,470
TOTAL CURRENT ASSETS		16,812,849	8,039,313
NON-CURRENT ASSETS			
Property, plant and equipment		57,197	37,905
Investment accounted for using equity method	2	7,958,844	7,501,673
Intangibles assets	3	809,603	805,624
TOTAL NON-CURRENT ASSETS		8,825,644	8,345,202
TOTAL ASSETS		25,638,493	16,384,515
CURRENT LIABILITIES			
Trade & Other Payables		729,010	4,419,470
TOTAL CURRENT LIABILITIES		729,010	4,419,470
TOTAL LIABILITIES		729,010	4,419,470
NET ASSETS		24,909,483	11,965,045
EQUITY			
Issued Capital	4	37,377,983	20,667,608
Reserves		1,296,428	1,066,393
Accumulated losses		(13,764,928)	(9,768,956)
TOTAL EQUITY		24,909,483	11,965,045

The accompanying notes form part of these financial statements.

MESOBLAST LIMITED
ABN 68 109 431 870
CASH FLOW STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Half Year ended 31-Dec-06 $	Half Year ended 31-Dec-05 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Payments to suppliers and employees	(5,975,451)	(2,309,342)
Interest received	490,137	327,543
Net cash used in operating activities	(5,485,314)	(1,981,799)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in patents & licenses	(21,662)	(60,809)
Investment in equity accounted associate	(3,000,000)	(1,000,000)
Investment in plant and equipment	(28,272)	-
Loan to associate company	(212,630)	(75,682)
Others	-	4,400
Net cash used in investing activities	(3,262,564)	(1,132,091)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from issue of shares	16,609,075	-
Net cash provided by financing activities	16,609,075	-
Net increase in cash held	7,861,197	(3,113,890)
Foreign exchange gain on US Dollar Deposit	-	82,347
Cash & Cash Equivalents at beginning of period	7,854,843	15,093,834
Cash & Cash Equivalents at end of period	15,716,040	12,062,291

The accompanying notes form part of these financial statements

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards and the Corporations Act 2001 and AASB 134 "Interim Financial Reporting". Compliance with AASB 134 ensures the same accounting policies have been followed as those applied in the financial report for the year ended 30 June 2006.

Basis of preparation

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments, cost is based on the fair values of the consideration given in exchange of assets. All amounts are presented in Australian dollars unless otherwise noted

Note 2: EQUITY ACCOUNTED INVESTMENT

Name of Entity	Balance Date	Principal Activity	Ownership Interest		Carrying Amount	
			31 December 2006	30 June 2006	31 December 2006	30 June 2006
Angioblast Systems Inc	30 June	Stem cell research	34.3%	33.3%	7,958,844	7,501,673

	31 December 2006	30 June 2006
Investment in associate account using equity method	10,782,791	9,782,791
Share of equity accounted loss	(2,823,947)	(2,281,118)
Carrying amount of equity accounted investment	7,958,844	7,501,673

Note 3: INTANGIBLE ASSETS

	31 December 2006 $	30 June 2006 $
Intellectual property establishment and licenses at cost	877,101	855,439
Less: Amortisation	(67,498)	(49,815)
	809,603	805,624

Note 4: CONTRIBUTED EQUITY

4 a) Movements in contributed equity during the half year were as follows: -

	31 December 2006 No.	31 December 2006 $	30 June 2006 No.	30 June 2006 $
At the beginning of the reporting period	93,510,000	20,667,608	93,510,000	20,667,608
13,882,800 shares allotted at $1.25	13,882,800	17,353,500	-	-
175,333 options exercised at $0.65	175,333	113,966	-	-
80,000 options exercised at $0.60	80,000	48,000		
Share issue expenses	-	(805,091)	-	-
At the end of the reporting period	107,648,133	37,377,983	93,510,000	20,667,608

4 b) Share options

	31 December 2006 No.	30 June 2006 No.
Balance at beginning of the half year	7,800,000	5,660,000
Granted during the half year	150,000	2,140,000
Exercised during the half year	(255,333)	-
Lapsed during the half year	-	-
Balance at end of the half year	7,694,667	7,800,000

Option - Series	Number	Vesting date	Expiry date	Exercise price $
Granted 29 September 2004	4,320,000	29/09/2005	29/06/2009	0.55
Granted 26 October 2004	400,000	16/12/2007	30/12/2007	0.55
Granted 16 December 2004	80,000	16/12/2006	16/12/2007	0.60
Granted 16 December 2004	80,000	16/12/2007	16/12/2008	0.60
Granted 16 December 2004	700,000	16/12/2006	16/12/2008	0.60
Granted 25 August 2005	350,000	31/12/2005	31/12/2008	0.65
Granted 25 August 2005	350,000	30/06/2006	30/06/2009	0.65
Granted 23 February 2006	10,000	01/04/2007	01/04/2008	0.60
Granted 23 February 2006	10,000	01/04/2008	01/04/2009	0.60
Granted 23 February 2006	60,000	01/04/2006	01/04/2007	0.65
Granted 23 February 2006	150,000	30/06/2005	01/04/2007	0.65
Granted 23 February 2006	166,667	30/06/2006	30/06/2007	0.65
Granted 23 February 2006	68,000	23/02/2006	23/02/2009	0.70
Granted 23 February 2006	100,000	14/02/2007	14/02/2010	0.70
Granted 23 February 2006	150,000	30/06/2007	01/04/2008	1.20
Granted 23 February 2006	200,000	30/06/2007	30/06/2008	1.20
Granted 23 February 2006	150,000	30/06/2008	01/04/2009	1.20
Granted 23 February 2006	200,000	30/06/2008	30/06/2009	1.20
Granted 23 November 2006	150,000	23/11/2006	23/11/2009	0.65
	7,694,667			

Note 5: SEGMENT INFORMATION

(a) Description of Segments

The company operates in two business segments, being commercialisation and investment in research and development companies.

(b) Geographic Segments

The company predominantly operates in one geographical area, being Australia.

	Research & Development		Investment (a)		Corporate		Total	
BUSINESS SEGMENTS	**2006 $'000**	**2005 $'000**	**2006 $'000**	**2005 $'000**	**2006 $'000**	**2005 $'000**	**2006 $'000**	**2005 $'000**
Segment Revenue from Continuing Operations	596	474	-	-	506	410	1,102	884
Segment Results	(2,717)	(1,263)	(543)	(807)	(736)	(814)	(3,996)	(2,884)

(a) Represents Equity accounted losses - Angioblast

NOTE 6: COMMITMENTS AND CONTINGENCIES

On 23 November 2006 the shareholders at an Extraordinary General Meeting considered and passed the following resolution – "that pursuant to ASX Listing Rule 10.1, Chapter 2E of the Corporations Act 2001 (Cth) and for all other purposes approval is granted for the Company to invest up to $8.5 million in additional funds to subscribe for up to 425,000 further preference shares (designated "Series B Preferred") in Angioblast Systems Inc."

In line with agreements entered into with Angioblast Systems Inc. an amount of $1 million was paid on 11 December 2006. Further quarterly payments will be made up to a total of $2 million for the period to 30 June 2008.

The remaining payment of $5.5 million will be paid in instalments upon reaching major clinical milestones for an agreed Phase II clinical trial.

MESOBLAST LIMITED
ABN 68 109 431 870

DIRECTORS' DECLARATION

In accordance with a resolution of directors of Mesoblast Limited,

In the opinion of the directors:

(a) the accompanying financial statements and notes are in accordance with Corporations Act 2001 and comply with the accounting standards and give a true and fair view of the company's financial position as at 31 December 2006 and of its performance for the half year ended on that date.

(b) At the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Board of Directors dated the 20th day of February 2007.

Michael Spooner

Mr Michael Spooner
Director

Melbourne

PKF

Chartered Accountants
& Business Advisers

**INDEPENDENT AUDITOR'S REVIEW REPORT
TO THE MEMBERS OF MESOBLAST LIMITED**

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Mesoblast Limited, which comprises the balance sheet as at 31 December 2006, the income statement, statement of changes in equity and cash flow statement for the half year ended on that date, a summary of significant accounting polices, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Half-Year Financial Report

The directors of Mesoblast Limited are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standard AASB134 Interim Financial Reporting and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of Mesoblast Limited's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting and the Corporations Regulations 2001.*

As the auditor of Mesoblast Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mesoblast Limited is not in accordance with the Corporations Act 2001 including:

(a) giving a true and fair view of Mesoblast Limited's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

PKF
Chartered Accountants

R A Dean
Partner

20 February 2007
Melbourne

Tel: +61 3 9603 1700 | Fax: +61 3 9602 3870 | www.pkf.com.au
Victorian Partnership | ABN 56 527 914 493
Level 11, CGU Tower | 485 La Trobe Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

BNP PARIBAS
SECURITIES SERVICES

Date: 9-Feb-07

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 3

<u>NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER</u>

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Mesoblast Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: **Mesoblast Limited**

ACN/ARSN: 109 431 870

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on	08-Feb-2007
The previous notice was given to the company on	09-Feb-2007
The previous notice was dated	11-Jan-2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		*Present notice*	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Fully Paid Ordinary	6,200,648	5.76%	11,200,648	10.40%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of shares affected*	*Person's votes affected*
8-Feb-07	AMP Life Limited	Share acquisition	$3,749,374.57	Fully Paid Ordinary 1,740,067	1,740,067
8-Feb-07	Cogent Nominees Pty Limited	Share acquisition	$1,423,198.85	Fully Paid Ordinary 660,514	660,514
8-Feb-07	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$2,199,341.54	Fully Paid Ordinary 1,020,704	1,020,704
8-Feb-07	Equipsuper	Share acquisition	$395,489.91	Fully Paid Ordinary 183,545	183,545
8-Feb-07	LAMP	Share acquisition	$335,935.08	Fully Paid Ordinary 155,937	155,937
8-Feb-07	State Authority Superannuation Scheme	Share acquisition	$1,536,333.26	Fully Paid Ordinary 713,005	713,005
8-Feb-07	UniSuper Limited	Share acquisition	$1,133,879.26	Fully Paid Ordinary 526,228	526,228

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 4,753,268	4,753,268
AMP Capital Investors Limited ('AMP Capital')	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 2,157,896	2,157,895
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Fully Paid Ordinary: 660,514	660,514
	JP Morgan Nominees Australia Limited	LAMP		Fully Paid Ordinary: 1,350,529	1,350,529

JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme	Fully Paid Ordinary: 713,005	
National Nominees Pty Limited	Equipsuper	Fully Paid Ordinary: 1,039,209	1,039,209
National Nominees Pty Limited	UniSuper Limited	Fully Paid Ordinary: 526,228	526,228
		Total:	11,200,648

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
National Nominees Pty Limited	271 Collins Street, Melbourne VIC 3000
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
Unisuper Limited	Level 28, 387 Collins Street, Melbourne 3000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 2 page/s in total.

STANDARD
&POOR'S

82-34929

Press Release

Standard & Poor's Announces March Quarterly Rebalance to the S&P/ASX Indices

Sydney, March 2, 2007 — Standard & Poor's Index Services, the leading provider of equity indices in Australia, announces that effective close of trade March 16, 2007, the following constituent additions and deletions will take place in the S&P/ASX indices.

S&P/ASX 20 - No Change

S&P/ASX 50 - No Change

S&P/ASX 100 – No Change

S&P/ASX 200

ADDITIONS

BBP BABCOCK & BROWN POWER

REMOVALS

RIC RIDLEY CORPORATION LIMITED

S&P/ASX 300

ADDITIONS

BBP	BABCOCK & BROWN POWER
ABP	ABACUS PROPERTY GROUP
FXL	FLEXIGROUP LIMITED
AEZ	APN/UKA EUROPEAN RETAIL TRUST
CDI	CHALLENGER DIVERSIFIED PROPERTY GROUP
AOE	ARROW ENERGY NL
NXS	NEXUS ENERGY LIMITED
CBH	CBH RESOURCES LIMITED
CIF	CHALLENGER INFRASTRUCTURE FUND
BEC	BECTON PROPERTY GROUP
OKN	OAKTON LIMITED
ILF	ING REAL ESTATE COMMUNITY LIVING FUND GROUP
GJT	GALILEO JAPAN TRUST
BVA	BRAVURA SOLUTIONS LIMITED
CDU	CUDECO LIMITED

AGM	ALLEGIANCE MINING NL
MMX	MURCHISON METALS LIMITED
AZA	ANZON AUSTRALIA LIMITED
IWL	IWL LIMITED
CTO	CITIGOLD CORPORATION LIMITED
RCYCA	RIVERCITY MOTORWAY GROUP
AGS	ALLIANCE RESOURCES LIMITED
TRS	THE REJECT SHOP LIMITED
DYL	DEEP YELLOW LIMITED

REMOVALS

ANE	AUSPINE LIMITED
AVJ	AVJENNINGS LIMITED
SGL	SYDNEY GAS LTD
HPX	HPAL LIMITED
CAA	CAPRAL ALUMINIUM LIMITED
PSD	PSIVIDA LIMITED
AHS	ATLAS GROUP HOLDINGS LIMITED
STG	STAGING CONNECTIONS GROUP LIMITED
GDY	GEODYNAMIC LIMITED
MXI	MAXITRANS INDUSTRIES LIMITED
IIN	IINET LIMITED
CUE	CUE ENERGY RESOURCES LIMITED
IGD	IAMGOLD CORPORATION
VLL	VILLAGE LIFE LTD

All Ordinaries

ADDITIONS

BBP	BABCOCK & BROWN POWER
FXL	FLEXIGROUP LIMITED
CDI	CHALLENGER DIVERSIFIED PROPERTY GROUP
GJT	GALILEO JAPAN TRUST
BVA	BRAVURA SOLUTIONS LIMITED
CDU	CUDECO LIMITED
AGM	ALLEGIANCE MINING NL
MMX	MURCHISON METALS LIMITED
CTO	CITIGOLD CORPORATION LIMITED
RCYCA	RIVERCITY MOTORWAY GROUP
AGS	ALLIANCE RESOURCES LIMITED
TRS	THE REJECT SHOP LIMITED
DYL	DEEP YELLOW LIMITED
MCQ	MACQUARIE CAPITAL ALLIANCE GROUP
PMM	PORTMAN LIMITED
CMW	CROMWELL GROUP
EWC	ENERGY WORLD CORPORATION LTD
EBB	EVEREST BABCOCK & BROWN LIMITED
AEP	ALLCO EQUITY PARTNERS LIMITED
HFA	HFA HOLDINGS LIMITED
WTP	WATPAC LIMITED
CPR	CLIVE PEETERS LIMITED
OAK	OAKS HOTELS & RESORTS LIMITED
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MFT	MFS DIVERSIFIED GROUP
MSB	MESOBLAST LIMITED
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CCV	CASH CONVERTERS INTERNATIONAL
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REMOVALS

VLL	VILLAGE LIFE LTD
CUE	CUE ENERGY RESOURCES LIMITED
MXI	MAXITRANS INDUSTRIES LIMITED
AHS	ATLAS GROUP HOLDINGS LIMITED
STG	STAGING CONNECTIONS GROUP LIMITED
PME	PRO MEDICUS LIMITED
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WAM	WAM CAPITAL LIMITED
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ARA	ARIADNE AUSTRALIA LIMITED
ACR	ACRUX LIMITED
ESV	ESERVGLOBAL LIMITED
CHQ	CHIQUITA BRANDS SOUTH PACIFIC LIMITED
ACL	ALCHEMIA LIMITED
HNG	HGL LIMITED
CLH	COLLECTION HOUSE LIMITED
TZL	TZ LIMITED
GLB	GLOBE INTERNATIONAL LIMITED
ALR	ABERDEEN LEADERS LIMITED
ROK	ROCK BUILDING SOCIETY (THE)
SDI	SDI LIMITED
QCH	QUEENSLAND COTTON HOLDINGS LIMITED
AZZ	ANTARES ENERGY LIMITED
SFC	SCHAFFER CORPORATION LIMITED
AGI	AINSWORTH GAME TECHNOLOGY LIMITED
CIX	CALLIDEN GROUP LIMITED
MST	METAL STORM LIMITED
GFD	GREEN'S FOODS LIMITED
CDF	COMMONWEALTH DIVERSIFIED SHARE FUND
UNW	UNWIRED GROUP LIMITED
ORL	OROTONGROUP LIMITED
SPL	STARPHARMA HOLDINGS LIMITED
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IBC	IRONBARK CAPITAL LIMITED
GAP	GALE PACIFIC LIMITED
ADG	ADTRANS GROUP LIMITED
CMK	CUMNOCK COAL LIMITED
CLT	CELLNET GROUP LIMITED
IDT	INSTITUTE OF DRUG TECHNOLOGY AUSTRALIA LIMITED
MOS	MOSAIC OIL NL
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CDX	CDS TECHNOLOGIES LIMITED
EOS	ELECTRO OPTIC SYSTEMS HOLDINGS LIMITED
SYM	SYMEX HOLDINGS LIMITED
NLX	NYLEX LIMITED

KYC	KEYCORP LIMITED
DRA	DRAGON MINING LIMITED
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AAT	AUTRON CORPORATION LIMITED
EON	ESPREON LIMITED
LCL	LIGHTING CORPORATION LIMITED
MXL	MXL LIMITED
PPK	PPK LIMITED
DKS	DANKS HOLDINGS LIMITED
BSO	BASS STRAIT OIL TRUST
CMQ	CHEMEQ LIMITED
NAL	NORWOOD ABBEY LIMITED

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mesoblast
the adult stem cell company

asx announcement

MESOBLAST'S ROAD TO UNITED STATES PRODUCT REGISTRATION

Melbourne, Australia; 7 March 2007: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB; USOTC:MBLTY), today provided investors with a timetable and update of proposed clinical programs leading to product registration in the United States, the world's largest health care market.

The Phase II spinal fusion trial is due to commence by Q2 2007. The results of this trial will be used to support a pivotal Phase 3 clinical trial of Mesoblast's patented technology for spinal fusion, aiming to eliminate the need for autograft (or patient's own hip bone graft), reduce complications associated with existing treatment regimens, and improve fusion outcomes.

Equally as important is the progress made by Mesoblast's US-based sister company, Angioblast Systems Inc; which is focused on commercialising the same platform stem cell technology for the treatment of cardiovascular diseases.

Angioblast has completed final pre-IND meetings with the FDA and, based on these as well as ongoing discussions with potential strategic partners, is in final preparations to complete its IND submission for a first cardiovascular clinical indication by the end of this quarter.

Angioblast will seek to be the first company to receive FDA clearance to test catheter-based delivery of allogeneic (or 'off-the-shelf') cells in patients with heart attacks.

In order to commercialise our products in the United States, FDA clearances must be received for clinical trials and ultimately approval of safety and efficacy endpoints for product sales. Our FDA submission for a Phase 2 trial in spinal fusion, which was cleared in December 2006, contained detailed results of our product manufacturing and scale-up processes, our large animal studies, and our pilot clinical trials. Its rapid clearance enables us to now map out our clinical timelines to product registration, and consequently product commercialisation.

Anticipated timelines for our clinical programs are:

Q1 2007	FDA IND submission for Phase 2 trial in first cardiac application
Q2 2007	Phase 2 spinal fusion allogeneic trial begins in US
Q2 2007	Pilot Trial long bone fractures enrolment complete
Q2 2007	Pilot Trial severe coronary artery disease enrolment complete
Q3 2007	Phase 2 allogeneic trial for heart attacks begins in US
2008	Additional Phase 2 orthopaedic and cardiac trials commence
2008	Enrolment complete in allogeneic Phase 2 trial for spinal fusion
2008	Enrolment complete in allogeneic Phase 2 trial for heart attacks
>2008	Pivotal/Phase 3 registration trials commence in lead orthopaedic and cardiac indications

Both Mesoblast and Angioblast have already established successful collaborative relationships with major device and pharmaceutical organisations in the execution of preclinical and clinical trials. Progression through Phase 2 clinical trials and on to pivotal Phase 3 registration trials will serve to greatly expand and accelerate each company's opportunities for major strategic partnerships.

About Mesoblast Limited

Mesoblast Limited (ASX:MSB/USOTC:MBLTY) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a substantial interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

mesoblast

investor update

ISSUE SEVEN

82-34929

FDA Clearance Positions Mesoblast To Commercialise Stem Cell Products In World's Largest Health Care Market

Mesoblast has achieved a tremendous amount in a very short timeframe, and has now reached a significant new stage of maturity characterised by upcoming commencement of human Phase 2 clinical trials in the United States, the world's largest health care market.

The company is focused upon bringing to market a safe, high profit margin, allogeneic (unrelated or 'off the shelf') adult stem cell product for the effective treatment of a broad range of orthopaedic conditions.

Highlights during the final quarter of 2006 included:

- United States Food and Drug Administration (FDA) clearance of Mesoblast's spinal fusion Investigational New Drug (IND) submission
- Further positive results from clinical and pre-clinical trials;
- Granting of a key patent in the US; and
- Shareholder approval for additional investment in Mesoblast's US-based sister company, Angioblast Systems, Inc.

What does FDA clearance mean to the Company?

In order to commercialise our products in the world's largest health care market, the United States, we must receive FDA clearances for clinical trials and ultimately approval of safety and efficacy endpoints for product sales.

Our FDA submission in November 2006 contained detailed results of our product manufacturing and scale-up processes, our large animal studies, and our pilot clinical trials. Its rapid clearance enables us to map out our clinical timelines to product registration, and consequently product commercialisation.

FDA clears Mesoblast's Phase 2 clinical trial submission

The major highlight of the past quarter occurred on 18 December 2006 when Mesoblast received clearance of its IND submission from the FDA to commence a Phase 2 Clinical Trial for spinal fusion in the United States.

FDA clearance was received within 30 days of the Company's filing its IND application, demonstrating the strength and robustness of the data package submitted by the Company. Importantly, the IND submission and clearance were key milestone targets outlined in the company's IPO Prospectus in December 2004, and were accomplished over 6 months ahead of schedule.

Results of the Phase 2 trial will be used to support a pivotal Phase 3 clinical trial of Mesoblast's patented technology for spinal fusion, aiming to eliminate the need for autograft (or patient's own hip bone graft), reduce complications associated with existing treatment regimens, and improve fusion outcomes.

Equally as important is the progress made by Angioblast which is focused on commercialising the same platform stem cell technology for the treatment of cardiovascular diseases.

Angioblast has completed final pre-IND meetings with the FDA and, based on these as well as ongoing discussions with potential strategic partners, is in final preparations to complete its IND submission for a first cardiovascular clinical indication by the end of this quarter. In this case, Angioblast will seek to be the first company to receive FDA clearance to test catheter-based delivery of allogeneic cells in patients with heart attacks.

The road to US product registration

Clinical trials

CY Q1 2007	FDA IND submission for Phase 2 trial in first cardiac application
CY Q2 2007	Phase 2 spinal fusion allogeneic trial begins in US
CY Q2 2007	Pilot Trial long bone fractures enrolment complete
CY Q2 2007	Pilot Trial severe coronary artery disease enrolment complete
CY Q3 2007	Phase 2 allogeneic trial for heart attacks begins in US
CY 2008	Additional Phase 2 orthopaedic and cardiac trials commence
CY 2008	Allogeneic Phase 2 spinal fusion and first cardiac trials complete
> 2008	Pivotal/Phase 3 registration trials commence in lead orthopaedic and cardiac indications

How does FDA clearance affect potential commercial partnerships and opportunities?

Both Mesoblast and Angioblast have established successful collaborative relationships with major device and pharmaceutical organisations in the execution of preclinical and clinical trials.

To date, these relationships have focused on ways to optimise delivery of our cells in the treatment of orthopaedic and cardiovascular diseases using carriers and devices that are today commonly used by physicians.

Completion of Phase 2 clinical trials will be followed by progression to pivotal Phase 3 registration trials. Commercial sales and distribution arrangements for our stem cell products may very well need to be in place prior to completion of these trials, and therefore with FDA clearance to move into each additional Phase 2 clinical trial, and with positive Phase 2 results, the partnering opportunities for each company will greatly expand and accelerate.

What clinical and preclinical results were reviewed by the FDA?

FDA clearance to begin Phase 2 clinical trials entailed a comprehensive review of all data that had been accumulated by the company over the past two years in respect of our manufacturing processes, the safety endpoints following cell implantation in patients and animals, and the effectiveness of the therapy to support progressing to larger human trials.

Specifically:

- We have successfully accomplished large scale manufacture of a well characterised, uniform, and safe 'off the shelf' stem cell product. This product is generated using our proprietary process through large scale expansion of stem cells obtained from one donor for the treatment of as many as thousands of unrelated (allogeneic) patients with various orthopaedic conditions.
- We have successfully completed a number of large animal preclinical trials demonstrating that our allogeneic stem cells are very effective for inducing bone growth in various indications such as spinal fusion and long bone defects.
- Our two clinical trials in Australia evaluating the safety and feasibility of the Company's Standard Operating Procedures and cell implantation in patients with orthopaedic and cardiovascular conditions are progressing well. During the last quarter of 2006, Mesoblast reported periodically on some extremely exciting progress made to date in these trials. While formal conclusion of both pilot trials is at the sole discretion of the principal investigators, the company believes that its objectives in establishing the safety of implanting our proprietary stem cells have already been accomplished.

Since product sales and commercialisation ultimately requires FDA approval, FDA clearance of our IND submission underpins our product commercialisation strategy to produce a unique high margin, allogeneic adult stem cell product. This product is obtained from a single donor, commercially expanded and frozen, and subsequently used in potentially thousands of unrelated, or allogeneic recipients at the time and place of need. Mesoblast's patented technology produces a well characterised product with defined purity and demonstrated potent biological activity.

How do we protect our commercial accomplishments?

On 18 October 2006, Mesoblast announced that the United States Patent and Trade Mark Office (USPTO) had granted a key patent covering composition of matter over a unique population of adult stem cells which we refer to as Mesenchymal Precursor Cells or MPCs. These cells enable regeneration and repair of a host of tissues including bone, cartilage, fat, blood vessels and heart muscle. The patent confers rights through at least the year 2019 and will underpin our exclusive rights to commercialise MPC products in the world's largest health sector market.

"Patents are the lifeblood of the Company, and granting of patents in various jurisdictions protect our commercial rights and ensure we have freedom to operate commercially. The company is absolutely committed to the ongoing expansion, broadening, and development of our intellectual property portfolio." – Mesoblast Founder and Chief Scientific Advisor, Professor Silviu Itescu

Strong cash position and further investment in Angioblast Systems Inc

At 31 December 2006, Mesoblast had cash reserves of more than $15.7 million.

The financial results for the six months to 31 December 2006 showed a net loss of $3,969,761 whilst the comparative figure for the six months to 31 December 2005 was $2,883,547. The increased net loss directly related to the increase in activity and operations of the company in achieving its core milestones. Revenue for the period was $1,101,776 as compared to $893,586. In line with Mesoblast's accounting practices, all development expenditure associated with bringing the technology to market is expensed.

The company's financial results are in line with our forecasts and reflect the ongoing and significant activity associated with the rapid commercialisation of Mesoblast's specialist adult stem cell technology. Importantly, the Board of Directors believes that there are sufficient funds on hand to meet the Company's immediate objectives.

An Extraordinary General Meeting on 23 November 2006 approved an additional $8.5 million investment in Angioblast to complete a Phase 2 clinical trial using the proprietary adult stem cell technology for an agreed cardiovascular indication. These funds will be paid by Mesoblast in tranches to achieve critical Phase II clinical trial milestones. Combined with the proposed investment is a 15-month option for Mesoblast to acquire a further $5 million in Angioblast preferred stock on substantially similar terms and pricing.

"The further investment by Mesoblast in Angioblast will enable both companies to continue their focus on delivering clinical trial results and shareholder value, whilst enabling a further strengthening of our relationships. Importantly, the investment will enable both Mesoblast and Angioblast to focus on delivering significant shareholder value through completion of Phase II clinical trials." – Mesoblast Executive Chairman, Mr Michael Spooner.

Equally, the investment is intended to provide both companies with a position of strength in any potential discussions with large, third party medical device and pharmaceutical companies.

Stem cell catheter delivery procedure

A catheter based procedure to deliver our patented adult stem cells into the heart of a patient with multi-vessel coronary artery disease and heart failure was televised live to an international gathering of leading cardiologists attending the *Asia Pacific Interventional Advances Conference* (APIA) in Sydney last December.

The highlighted procedure was performed under a local anaesthetic at the John Hunter Hospital in New South Wales by interventional cardiologist and Hunter Medical Research Institute researcher, Dr Suku Thambar.

Television coverage of the live procedure showed Dr Thambar using the latest generation NOGA catheter mapping system for stem cell delivery from Johnson & Johnson's Cordis Corporation to deliver our proprietary stem cells to the damaged heart.

The procedure was part of our clinical trial over a 12 month period of 10 patients suffering from severe coronary artery disease. Millions of people worldwide suffer from severe coronary artery disease. Our adult stem cell technology aims to improve cardiac function by creating new blood supply and regenerating heart muscle.



A news item on Channel 9 highlighted a live stem cell procedure using Mesoblast technology and the latest generation mapping system for stem cell delivery from Johnson & Johnson's Cordis Corporation

END

Newsletters

This Mesoblast newsletter is available online on Mesoblast's website – www.mesoblast.com

Announcements to the Australian Stock Exchange and other public announcements are posted on a timely basis on the Mesoblast website.

If you would like to be informed of Mesoblast's progress by e-mail, please register by sending your contact details to: info@mesoblast.com

mesoblast
the adult stem cell company

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA

t +61 3 9639 6036
f +61 3 9639 6030
ACN 109 431 870
www.mesoblast.com